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                              July 14, 2022

       Ziyang Long
       Chief Executive Officer
       Republic Power Group Ltd.
       158 Kallang Way #06-08
       Singapore, Republic of Singapore S349245

                                                        Re: Republic Power
Group Ltd.
                                                            Amendment No.1 to
Draft Registration Statement on Form F-1
                                                            Submitted June 29,
2022
                                                            CIK No. 0001912884

       Dear Mr. Long:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No.1 to Draft Registration Statement on Form F-1 submitted June 29, 2022

       Our business is dependent on our collaboration with our vendors..., page
11

   1. Please refer to prior comment 4 and disclose the identity of the vendors, particularly
                                                        Vendor A that accounted
for 55% of your total purchases for the six months ended
                                                        December 31, 2021, and
the material terms of your agreements with your largest vendors.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       41

   2. Please enhance the disclosures to discuss the trends, uncertainties, demands, commitment or events that are
reasonably likely to have a material effect on the company   s liquidity or
                                                        capital resources. For
example, we note that for the year ended June 30, 2020, Heha
 Ziyang Long
Republic Power Group Ltd.
July 14, 2022
Page 2
       accounted for 95.1% of your total revenues but for the six months ended December 31,
       2021, three clients accounted for more than 87% of the company's total revenues: Client A for 40%, Heha for 33% and Client B for 14.4%. Please discuss any trends regarding your customer base and disclose the identities of Client A and Client B. Related Party Transaction, page 66

3. Please revise the related party loan disclosure to identify the shareholder who owns
       Republic SC Pte Ltd.
        You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameZiyang Long
                                                             Division of
Corporation Finance
Comapany NameRepublic Power Group Ltd.
                                                             Office of
Technology
July 14, 2022 Page 2
cc:       Joan Wu
FirstName LastName